November 18, 2024

Ted Karkus
Chairman of the Board, Chief Executive Officer and Director
ProPhase Labs, Inc.
711 Stewart Avenue, Suite 200
Garden City, NY 11530

       Re: ProPhase Labs, Inc.
           Registration Statement on Form S-3
           Filed November 12, 2024
           File No. 333-283182
Dear Ted Karkus:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Michael Lee, Esq.